Exhibit 4.47

SUPPLEMENTAL LETTER

To:	PREMIER MARINE CO. GLADIATOR SHIPPING CO. GUARDIAN SHIPPING CO. SEANERGY MARITIME HOLDINGS CORP. each of Trust Company Complex, Ajeltake Road Ajeltake Island, Majuro MH96960, the Marshall Islands

From:	UniCredit Bank AG as Lender 7 Heraklitou Street 10673 Athens Greece Fax: +30 210 3640063 Attention: the Managers

7 March 2017
Dear Sirs
Facility Agreement dated 11 September 2015 (as amended and supplemented by a supplemental agreement dated 3 June 2016 and by a supplemental letter dated 29 July 2016, together, the "Facility Agreement") and entered into between (i) Premier Marine Co., Gladiator Shipping Co. and Guardian Shipping Co. as joint and several borrowers (together, the "Borrowers"), (ii) Seanergy Maritime Holdings Corp. as guarantor (the "Guarantor") and (iii) UniCredit Bank AG as lender (the "Lender") in respect of a term loan facility of (originally) up to  US$52,704,790

We refer to the Facility Agreement. This Letter sets out the terms and conditions on which the Lender agrees at the request of the Borrowers and the Guarantor to amend certain provisions of the Facility Agreement.
1.1	We hereby confirm our approval, consent and acceptance of the following:
(a)	To delete all references in clause 21.2 of the Facility Agreement to the date "1st July 2017" and replacing them with "1st May 2018".
(b)
To delay, from 30 June 2017 to 1 May 2018, the application of the security cover provisions in clause  25.1 (Minimum required security cover) of the Facility Agreement by deleting paragraphs (a) and (b) of clause 25.1 of the Facility Agreement in its entirety and replacing them with the following new paragraph:

"(a)          at any time during the period commencing on 1st May 2018 that the Security Cover Ratio is below 120 per cent;"
1.2	the definition of, and references throughout to, each Finance Document shall be construed as if the same referred to that Finance Document as amended and supplemented by this Agreement; and
1.3	by construing references throughout to "this Agreement" and other like expressions as if the same referred to the Facility Agreement as amended and supplemented by this Agreement.
The Lender's approval, consent and acceptance pursuant to Clause 1.1 above is subject to (i) all other lenders of the Borrowers and the Guarantor having entered into agreements or provided their consent on materially the same terms as set out in this Letter and (ii) such agreements/consents be in place at the same time and remain effective for substantially the same period(s) as set out in this Letter.

2	Governing law
This Letter and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.
3	Process Agent
The Borrowers and the Guarantor, hereby, irrevocably appoint Messrs. E.J.C Album Solicitors, presently of Landmark House, 190 Willifield Way, London, NW11 GY1, England (Attention of Mr. Eduard Album Fax +44 (0) 20 8457 5558, e-mail: ejca@mitgr.com), to act as their agent to receive and accept on their behalf any process or other document relating to any proceedings in the English Courts which are connected with this Letter.
Please confirm your agreement by signing the acknowledgement below.
Yours faithfully

/s/KONSTANTINOS KOURSARIS	/s/MARTIN BORCHERT

KONSTANTINOS KOURSARIS	MARTIN BORCHERT

for and on behalf of UniCredit Bank AG as Lender	for and on behalf of UniCredit Bank AG as Lender

We hereby acknowledge receipt of the above Letter and confirm our agreement to the terms hereof.

/s/CHRISTOS SIGALAS

CHRISTOS SIGALAS for and on behalf of PREMIER MARINE CO. Date: 7 March 2017

/s/CHRISTOS SIGALAS

CHRISTOS SIGALAS for and on behalf of GLADIATOR SHIPPING CO. Date: 7 March 2017

/s/CHRISTOS SIGALAS

CHRISTOS SIGALAS for and on behalf of GUARDIAN SHIPPING CO.
Date: 7 March 2017

/s/STAMATIOS TSANTANIS

STAMATIOS TSANTANIS for and on behalf of SEANERGY MARITIME HOLDINGS CORP. Date: 7 March 2017

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